JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

April 21, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jabil Circuit, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2015

Filed October 16, 2015

File No. 001-14063

Dear Ms. Collins:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received during a conference call (and subsequent discussion) held between the Staff and the Company on April 18, 2016 (the “Oral Comments”). For the convenience of the Staff, each of the Staff’s Oral Comments is set forth below, along with Jabil’s response to each Oral Comment set forth immediately following the Oral Comment.

Oral Comment 1

1.	Please explain further the role of the CEO, CFO and COO in making resource allocation decisions over the EMS and DMS segments.

Response to Oral Comment 1

As discussed on the April 18, 2016 conference call with the Staff, the Company’s Chief Executive Officer (“CEO”) is the Company’s Chief Operating Decision Maker (“CODM”) and the Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) are collectively the segment managers. As joint segment managers, the CFO and COO are directly accountable to and maintain routine contact with the CODM. The CEO assesses the performance of, and allocates resources to, the EMS and DMS operating segments. The CFO and COO have responsibility for assessing the performance of, and allocating resources (based on the total amount allocated by the CODM to each operating segment) to the business groups within each of the operating segments. The allocations to the business groups are not reviewed or approved by the CEO.

Securities and Exchange Commission

April 21, 2016

The CFO and COO cannot make resource allocation changes and/or decisions regarding the EMS and DMS operating segments; rather those allocation changes and/or decisions are made by the CEO. As discussed with the Staff, the CEO can and has overridden recommendations made by the joint segment managers at the EMS and DMS operating segment level when such recommendations do not align with his key objectives for the operating segments.

Oral Comment 2

2.	With regard to the meetings between the CODM and the Business Group Managers, please describe further the context of the meetings, how often the meetings occur, the financial information discussed during the meetings and to what extent this plays a role in resource allocation and performance assessment decisions.

Response to Oral Comment 2

The CODM meets informally, on an as needed basis, with the Business Group Managers to discuss key customer relationships (including customer satisfaction, end-market demand and growth opportunities) as well as new product technology and capabilities needs. Financial information is not provided nor discussed during these meetings (review of each business group’s respective performance is carried out by the joint segment managers on a quarterly basis). These discussions are not for the purpose of assessing performance or making capital allocation decisions for each business group; rather the CODM principally utilizes the information from these discussions to help understand the strength of customer relationships, potential future program/product opportunities as well as end-market industry trends of the Company’s customer base.

Oral Comment 3

3.	With regard to the meetings held between the CODM and the CFO, COO and the Corporate Controller, please tell us the level of detail the CODM receives with respect to variances and to what extent this plays a role in resource allocation decisions.

Response to Oral Comment 3

The CODM routinely meets, both individually and as a group, with the CFO and COO to discuss the on-going activities of the Company. On a quarterly basis, the CODM reviews with the CFO, COO and the Corporate Controller quarterly financial information and targets for each of the EMS and DMS operating segments and for the consolidated Company, monitors and reallocates the deployment of capital to support the achievement of the established targets on an operating segment and consolidated level and assesses actual performance against such targets. The financial information discussed in these meetings includes a review of the Company’s profit and loss statement including key drivers and indicators such as revenue, operating income, return on invested capital (“ROIC”) and capital expenditures at the operating segment level and on a consolidated Company basis. The level of detail provided to the CODM varies based upon the significance of the variance, but includes a discussion regarding the root cause of such variance and typically would encompass: customer and/or end market demand fluctuations as well as key drivers of cost and ROIC variances. Such discussions influence the CODM’s operating decisions regarding the amount of capital to be deployed to the EMS and DMS operating segments to achieve their respective financial targets (i.e., operating segment margin and growth profile).

Securities and Exchange Commission

April 21, 2016

Oral Comment 4

4.	Describe the specific information that is reviewed by the Board of Directors.

Response to Oral Comment 4

The Board of Directors receives and reviews, on a quarterly basis, financial information on a consolidated Company basis, as well as at the EMS and DMS operating segment level. The Board of Directors receives the following information:

•	consolidated Company financial highlights for the quarter and full fiscal year, including U.S. GAAP performance, core operating income, core earnings per share (“EPS”), core EBITDA, core ROIC, cash flows from operations and net capital expenditures;

•	consolidated Company statement of operations for the quarter versus forecasted results;

•	consolidated Company forecasted income statement, balance sheet and cash flows for the current full fiscal year;

•	year-to-date net revenue and net core operating income at the EMS and DMS operating segment level;

•	EMS and DMS operating segment performance on a sequential quarter basis, current quarter over the same quarter in the prior fiscal year and current full fiscal year to date over prior full fiscal year to date;

•	return on assets by EMS and DMS operating segment;

•	revenue for the quarter and forecasted revenue for the next four quarters at the EMS and DMS operating segments and industry sectors;

•	revenue on an annual and forecasted basis at the EMS and DMS operating segments and industry sectors;

•	quarterly and annual revenue trends by customer;

•	key consolidated Company financial metrics compared to the Company’s competitors;

•	comparative analysis of the Company’s public debt;

•	Company’s bond trading levels; and

•	acquisitions being contemplated and acquisition performance.

Securities and Exchange Commission

April 21, 2016

*        *        *

Jabil believes that the foregoing responds fully to each of the questions from the Staff’s April 18, 2016 Oral Comments. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/S/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander
Chief Financial Officer

cc:	Susan Allan, Vice President, Assistant Corporate Secretary

Randall Duncan, Partner, Ernst & Young LLP